SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on purchase of treasury stock through ToSTNeT-2 (Wednesday, September 8, 2004)

2.	Results of purchase of treasury stock through ToSTNeT-2 (Thursday, September 9, 2004)

3.	Notice with reference to purchase of treasury stock (Tuesday, September 28, 2004)

4.	Notice on repurchase of share on market (Tuesday, September 28, 2004)

September 8, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 211 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on September 9, 2004 to be executed at today’s closing price of ¥556. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased             Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased        7,350,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on September 9, 2004.

(Reference)

1) Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

2) Total number of shares acquired as of September 8, 2004: 10,124,000 shares

3) Total amount of shares acquired as of September 8, 2004: ¥5,362,961,000

End of document

September 9, 2004

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (September 8, 2004).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	7,350,000 shares

3. Price:	¥556 (Total amount of purchase: ¥4,086,600,000)

4. Date of purchase:	September 9, 2004

5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock on market, resolved at the Board of Directors’ meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30 million shares

• Amount of shares to be acquired:	Not exceeding ¥18 billion

• Term for acquisition:	From June 28, 2004 to September 27, 2004

End of document

September 28, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, please be informed that the purchase of treasury stock pursuant to the resolution at the Board of directors’ meeting held on June 25, 2004 were over.

1. Term for acquisition :	From June 28, 2004 to September 27, 2004

2. Total number of shares acquired :	18,301,000 shares

3. Total amount of shares acquired :	¥9,874,615,000

4. Method for acquisition :	Acquisition through Tokyo Stock Exchange

(Reference)

Details on purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on June 25, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 30.0 million shares

• Amount of shares to be acquired:	Not exceeding ¥18.0 billion

• Schedule of purchase :	From June 28, 2004 to September 27, 2004

End of document

September 28, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on repurchase of share on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 28, 2004 that the Company would execute repurchase of its shares on market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Purpose for the repurchase of shares

To enable the Company to have flexibility on shareholders’ equity

2. Details of repurchase of shares

1) Type of shares to be acquired:	Shares of common stock of the Company

2) Number of shares to be acquired:	Not exceeding 20.0 million shares

3) Total amount of shares to be acquired:	Not exceeding ¥12.0 billion

4) Schedule of repurchase:	From September 29, 2004 to December 15, 2004

(Reference)

1)	Number of shares issued as of September 27, 2004 excluding treasury stock: 1,322.5 million shares

2)	The number of treasury stock: 18.3 million shares

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 1, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department